United States securities and exchange commission logo





                            February 26, 2021

       John McKowen
       Chief Executive Officer
       VetaNova Inc.
       335 A Josephine St.
       Denver, CO 80206

                                                        Re: VetaNova Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 1,
2021
                                                            File No. 000-51068

       Dear Mr. McKowen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1. Business, page 4

   1.                                                   We note your disclosure
on page F-15 that you did not maintain your own bank
                                                        account during the
years ended December 31, 2018 and 2019 and the nine months ended
                                                        September 30, 2020, and
that "[m]anagement plans to open a separate account for [you];
                                                        however, stringent
banking laws are making even a hemp-only-based business difficult to open." To the extent
you engage or intend to engage in any hemp-based business, please revise your business
description to discuss such operations.
       Item 1A. Risk Factors.
       Risks Relating to our Business, page 5

   2. In light of the recent coronavirus (COVID-19) pandemic, please include risk factor disclosure related to
the potential impact of COVID-19 to your business. For guidance,
 John McKowen
FirstName LastNameJohn McKowen
VetaNova Inc.
Comapany26,
February  NameVetaNova
            2021       Inc.
February
Page 2 26, 2021 Page 2
FirstName LastName
         consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A,
         available on our website.
Risks Relating to Our Common Stock, page 5

3. We note your CEO, John McKowen, holds 48% of your outstanding shares of common stock. We further note that Mr. McKowen is also the CEO and director of VitaNova
         Partners, LLC, a related party who separately holds 30% of your outstanding shares.
         Please include a risk factor addressing Mr. McKowen's voting control over the company and related conflicts of interest.
Our common stock trades on the OTC Bulletin Board, which may make it more difficult for you to resell shares, page 6

4. Please revise this risk factor as it appears that your common stock is quoted only on the
         OTC Pink marketplace. In this regard, we note your disclosure on pages 4 and 9.
Item 2. Financial Information, page 7

5.       Revise your disclosure to provide Management   s Discussion and
Analysis of Financial
         Condition and Results of Operations. Refer to Rule 303 of Regulation
S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 7

6. Your disclosure indicates that VitaNova Partners LLC owns 56,052,837 shares of your common stock, which represents 30% of your common stock based on 186,991,576 shares outstanding as of January 15, 2021. Please revise your security ownership table to include
         VitaNova Partners LLC's holdings and to disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over these shares. Refer to Item 403 of Regulation S-K and Exchange Act Rule
13d-3.
Item 5. Directors and Executive Officers., page 8

7. Please expand Ms. Lowe's biographical information to include her business experience and principal occupations and employment during the past five years. See Item 401(e) of
         Regulation S-K.
Item 6. Executive and Director Compensation, page 8

8. Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation
S-K.
Item 10. Recent Sales of Unregistered Securities, page 10

9. Please revise your disclosure to provide the dates of sale of the securities and the applicable exemptions from registration. In addition, please name the purchasers or identify the class of persons to whom the 35,109,194 shares and warrants were sold.
         Refer to Item 701 of Regulation S-K
 John McKowen
FirstName LastNameJohn McKowen
VetaNova Inc.
Comapany26,
February  NameVetaNova
            2021       Inc.
February
Page 3 26, 2021 Page 3
FirstName LastName
Financial Statements
General, page F-1

10. Please update your financial statements in accordance with Rule 3-12(d) of Regulation S-
         X. Please note that as an Emerging Growth Company that is not a Smaller Reporting
         Company you are required to include audited financial statements for your three most recent fiscal years. If you qualify and intend to report as a Smaller Reporting Company, please check the box on the cover page of the Form 10 so indicating. In that case, update your financial statements in accordance with Rule 8-08(b) of Regulation S-X and include audited financial statements for at least your two most recent fiscal years.
Condensed Balance Sheets
Trust account funds, page F-11

11.      We note your disclosure in Note 2, under the caption    Trust account
funds   , on page F-15
         that during the years ended December 31, 2018 and 2019 and the nine months ended
         September 30, 2020 you did not maintain your own bank account, that bank transactions were entered into through an account owned and operated by VitaNova Partners, and therefore your cash is labeled as trust account funds. Please tell us, and revise your disclosures to clarify, whether all amounts labeled as Trust account funds are held in a
         Trust account for your benefit with VitaNova Partners serving as Trustee, or not. If not, it appears you should revise the label to a more accurate caption, possibly Due from Related
         Party, to avoid the implication that such amounts are held in a Trust account. You should also revise your statements of cash flows to similarly reflect these amounts in accordance with their nature, as appropriate.
Condensed Statement of Operations, page F-12

12.      You disclose in Note 2 on page F-16 under the caption    Accounting
for leases    that you
         recognized revenue of $7,875 from the sublease at a monthly rate of $2,750 of farmland leased by you. Based on your disclosure in Note 5 on page F-10 your cost to lease this property is $5,250 per month. Please revise your statement of operations to reflect your lease cost associated with the portion of this property subleased to a third party as a direct cost of the related lease revenue, or explain why you believe no revision is necessary.
Statement of Changes in Stockholders    Equity, page F-14

13. You disclose in Note 3 on page F-17 that you sold 16,168,485 units for $0.01 per unit, each unit consisting of one share of your common stock and one warrant to purchase a share of common stock to outside investors and raised $161,685. Please revise your financial statements to allocate the total capital raised between the warrants and the common stock with the warrants recognized at fair value and the common stock recognized at the amount of proceeds not allocated to the warrants. Refer to ASC 470-20-
         25-2. Additionally, tell us why you recorded incremental cash proceeds of $14,644 related to the warrants on your cash flow statement. In this regard, your cash flow
 John McKowen
FirstName LastNameJohn McKowen
VetaNova Inc.
Comapany26,
February  NameVetaNova
            2021       Inc.
February
Page 4 26, 2021 Page 4
FirstName LastName
         statement reflects total unit proceeds of $176,329 which does not agree with your footnote disclosure on page F-17.
Note 6     Subsequent Events, page F-17

14. In various places in your filing, you appear to include inconsistent disclosures related to stock issuances. For example, you disclose under this footnote that you authorized the issuance of shares to VitaNova Partners LLC and to three individuals, including certain executives, on December 3, 2020, totaling in the aggregate 151,695,392 of your common shares. However, disclosure under Note 7 on page F-10 appears to indicate that
         124,483,121 of these common shares were issued on June 19, 2020. Review and revise your disclosure throughout the filing to provide clear, complete and consistent disclosure regarding the material terms of all stock issuances, including the dates on which all shares were issued and the nature and amount of consideration received or to be received.
15. Disclosure in Note 6 on page F-17 indicates that two-thirds of the shares issued to Mr.
         McKowen and Ms. Lowe are subject to clawback. However, disclosure under Item 7 on pages 8 and 9 indicates that 50% of the shares issued to Mr. McKowen and Ms. Lowe are subject to repurchase by VetaNova at a price of $0.0001 per share if
the    Warrant
         Performance Metric    is not satisfied and the other 50% of such
shares are subject to
         repurchase at such price if the    Secondary Performance Metric    is
not satisfied. Review
         and revise your disclosure throughout the filing to provide clear, complete and consistent disclosure regarding the repurchase or clawback provisions applicable to these shares.
Exhibits

16. Please file the consulting agreement you entered into with VitaNova on July 15, 2020 for management services, including the amendments entered thereto on each of September
         15, 2020 and December 15, 2020, and the agreements governing the restricted shares issued to each of Mr. McKowen and Ms. Lowe that are subject to repurchase if certain performance metrics are not satisfied.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                               Sincerely,
 John McKowen
VetaNova Inc.
February 26, 2021
FirstName
Page 5    LastNameJohn McKowen
Comapany NameVetaNova Inc.
                                 Division of Corporation Finance
February 26, 2021 Page 5         Office of Energy & Transportation
FirstName LastName